

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2024

Christopher Senner
Executive Vice President and Chief Financial Officer
EXELIXIS, INC.
1851 Harbor Bay Parkway
Alameda, CA 94502

> **Re: EXELIXIS, INC.**
> **Form 10-K for the Year Ended December 29, 2023**
> **Filed February 6, 2024**
> **File No. 000-30235**

Dear Christopher Senner:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences